UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 0-14019

                           NOTIFICATION OF LATE FILING

(Check One):

|X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR |_| Form N-CSR

      For Period Ended: March 31, 2003

                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR

      For the Transition Period Ended: _____________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

                             Ridgewood Hotels, Inc.
                            Full name of registrant

                      -----------------------------------
                           Former name if applicable:

                              100 Rue Charlemagne
           Address of principal executive office (Street and number)

                            Braelton, Georgia 30517
                            City, state and zip code

                                     PART II
                             RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why the Forms 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period.

      The Registrant could not prepare and file, by the filing deadline, without unreasonable effort or expense, its Annual Report on Form 10-K for the year ended March 31, 2003, due to the time and attention required of the Registrant in connection with the Registrant's recent change in independent accountants. On May 8, 2003, the Registrant filed a Current Report on Form 8-K, which was amended on May 19, 2003, reporting under Item 4 of such report that, on May 1, 2003, Deloitte & Touche LLP resigned as the Registrant's independent accountants. Furthermore, On May 16, 2003, the Registrant filed a Current Report on Form 8-K, reporting under Item 4 of such report that, on May 9, 2003, the Registrant engaged Moore Stephens Lovelace, P.A. as the Registrant's new independent accountants. Therefore, the Registrant seeks relief pursuant to Rule 12b-25(b).

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

         Henk E. Evers                  678                    425-0900
         -------------               ----------           ------------------
             (Name)                  (Area Code)          (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Ridgewood Hotels, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: June 30, 2003                                     By: /s/ Henk E. Evers
                                                            --------------------
                                                            Henk E. Evers
                                                            President